Exhibit 99c

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Ms. Chimberoff and All in Blind, Inc. regarding expenses of the offering and an acquisition.

Ms. Chimberoff has agreed to pay all the expenses of the offering estimated at $9,007 and has in fact paid most of those fees prior to the filing of this prospectus. Ms. Chimberoff has also agreed to pay all expenses of finding, doing due diligence and completing an acquisition. It is anticipated that these expenses will be between $15,000 and $20,000.